Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated October 22, 2020 (except for the stock split and the bonus share issuance of the Company’s ordinary shares as described in Note 21, as to which the date is January 4, 2021), with respect to the financial statements of Evaxion Biotech A/S for the years ended December 31, 2019 and 2018 and as of January 1, 2018, in Amendment No. 3 to the Registration Statement (Form F-1 No. 333-251982) and related Prospectus of Evaxion Biotech A/S for the registration of its ordinary shares.

/s/ EY Godkendt Revisionspartnerselskab

Copenhagen, Denmark

February 1, 2021